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Regulatory Announcement

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Free annual report



Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	10:44 03-Mar-06
Number	2597Z


06012532

RNS Number:2597Z
ICAP PLC
03 March 2006

SUPPL

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LLOYDS TSB GROUP PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

1,233,172

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.203%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

11) Date listed company informed

02.03.06

12) Total holding following this notification

25,497,703

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.197%

14) Any additional information

15) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Date of Notification ....3 March 2006

LETTER TO: ICAP PLC
DATED: 02 March 2006

ICAP Plc

NOTIFICATION UNDER PART VI OF THE COMPANIES ACT 1985 (AS AMENDED BY THE COMPANIES ACT 1989)

This notification is made on behalf of Lloyds TSB Group Plc and its subsidiaries.

This disclosure has arisen as a result of a change in voting rights within a Scottish Widows Investment Partnership fund and not as a result of new purchases and therefore supersedes our earlier notification.

I write to advise you that Lloyds TSB Group Plc, is interested in 25,497,703 shares, which we understand represents 4.197% of the relevant share capital, and constitutes a notifiable interest for the purpose of part VI of the Companies Act 1985. This is calculated on an issued share capital of 607,488,030 shares.

Subsidiary	Shares	Percentage
Lloyds TSB Jersey Offshore	400	0.000%
Lloyds TSB Private Banking	288,507	0.047%
Lloyds TSB Registrars	207,094	0.034%
Scottish Widows Investment Partnership	25,001,702	4.116%

FROM: LLOYDS TSB GROUP PLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2006 APR 14 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Trading Statement
Released	07:01 30-Mar-06
Number	6471A

ICAP Trading Statement

London, March 30, 2006 – ICAP plc (IAP.L), the world's largest interdealer broker announces the following trading update at the end of its financial year on 31 March 2006. ICAP's preliminary results will be announced on 31 May 2006.

Profit (before tax, amortisation and impairment of intangibles and exceptional items) for the financial year ended 31 March 2006 is anticipated to be in line with current market expectations+.

Michael Spencer, Group Chief Executive, commented, "ICAP's electronic and voice broking businesses have shown excellent growth this year. Market activity in the last quarter of our financial year is traditionally high and this year has been no exception; our financial year has ended on a very strong note. The excellent performance of our electronic broking businesses has continued with, for example, a recent new record in US Treasuries when daily volume exceeded US$200 billion for the first time."

Discussions with EBS regarding the possible acquisition of EBS by ICAP are continuing. There can be no certainty that a transaction will take place. A further announcement will be made in due course. EBS is the world's leading provider of foreign exchange electronic trading and data solutions to thousands of trading professionals and organisations.

Note:

+ The current market expectations of ICAP plc pre-tax profits referred to in this announcement are based on forecasts of profit before tax, amortisation and impairment of intangibles and exceptional items by eight equity analysts. They range between £198 million and £205 million.

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisition of the BrokerTec fixed income securities businesses is the world's leading electronic broker of fixed income securities with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives.

Contacts:

Michael Spencer	Group Chief Executive	(44) 20 7050 7400
Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103
Neil Bennett	The Maitland Consultancy	(44) 20 7379 5151

END

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Regulatory Announcement

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RECEIVED
2006 APR 14 A 11:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Block Listing
Released	07:00 10-Mar-06
Number	5962Z

10 March 2006

Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 4,000,000 ordinary shares of 10p each in ICAP plc. These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the following schemes:

1998 Unapproved Share Option Plan	(1,000,000 ordinary shares)
1998 Sharesave Scheme	(2,000,000 ordinary shares)
2001 Unapproved Company Share Option Plan	(1,000,000 ordinary shares)

Participants in the Plans have or will become entitled to these shares following the exercise of share options. These shares will rank equally with the existing issued ordinary shares of the Company.

END

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Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	09:00 06-Apr-06
Number	0680B

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ICAP plc

2. Name of shareholder having a major interest

Lloyds TSB Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lloyds TSB Group plc and its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lloyds TSB Jersey Offshore	400
Lloyds TSB Private Banking	288,404
Lloyds TSB Registrars	214,799
Scottish Widows Investment Partnership	23,232,282

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

1,761,818

8. Percentage of issued class

0.290%

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

Not known